Exhibit 99.26
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company
Blue Pearl Mining Ltd. (“Blue Pearl”)
401 Bay Street, Suite 2010
Toronto, Ontario M5H 2Y4
2.	Date of Material Change
April 16, 2007
3.	News Release
A news release with respect to the material change referred to in this report was issued through CCN Matthews on April 16, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).
4.	Summary of Material Change
Blue Pearl announced an updated measured and indicated molybdenum resource estimate for its producing Endako Mine near Fraser Lake, British Columbia.
5.	Full Description of Material Change
Blue Pearl, the world’s largest publicly traded, pure molybdenum producer, announced an updated measured and indicated molybdenum resource estimate for its producing Endako Mine near Fraser Lake, British Columbia. The updated resource estimate was calculated by the Vancouver office of Wardrop Engineering Inc. (“Wardrop”) to the specifications of National Instrument 43-101 and in accordance with the CIM Standards. The effective date of the new estimate is April 15, 2007.
The Endako Mine, which has produced molybdenum for more than 40 years, is operated as a joint venture with Blue Pearl having a 75% interest and Japan-based Sojitz Corporation having a 25% interest.
At a cut-off grade of 0.02% molybdenum (“Mo”), Wardrop estimates measured and indicated Mo resources at the Endako Mine of 492 million tonnes with an average grade of 0.043% Mo and contained Mo of 464 million pounds (75% of which are to Blue Pearl’s account). Measured resources are 138 million tonnes at an average grade of 0.05% Mo and indicated resources are 354 million tonnes at an average grade of 0.04% Mo. In addition, the property contains inferred resources of 76 million tonnes at an average grade of 0.033% Mo.

Class	Cut-off Mo%	Tonnes	MO %	Contained Mo lb
Measured	> 0.02	138,000,000	0.050	152,200,000
Indicated	> 0.02	354,100,000	0.040	311,800,000
Measured + Indicated	> 0.02	492,100,000	0.043	463,900,000
Inferred	> 0.02	76,200,000	0.033	56,200,000
At a cut-off grade of 0.03% Mo, Wardrop estimates measured and indicated Mo resources at the Endako Mine of 331 million tonnes with an average grade of 0.051% Mo and contained Mo of 375 million pounds (75% of which are to Blue Pearl’s account). Measured resources are 108 million tonnes at an average grade of 0.057% Mo and indicated resources are 223 million tonnes at an average grade of 0.049% Mo. Inferred resources are 36 million tonnes at an average grade of 0.043% Mo.

Class	Cut-off Mo%	Tonnes	MO %	Contained Mo lb
Measured	> 0.03	108,000,000	0.057	135,500,000
Indicated	> 0.03	223,200,000	0.049	239,300,000
Measured + Indicated	> 0.03	331,200,000	0.051	374,800,000
Inferred	> 0.03	36,300,000	0.043	34,300,000
At a cut-off grade of 0.04% Mo, Wardrop estimates measured and indicated Mo resources at the Endako Mine of 211 million tonnes with an average grade of 0.061% Mo and contained Mo of 283 million pounds (75% of which are to Blue Pearl’s account). Measured resources are 78 million tonnes at an average grade of 0.065% Mo and indicated resources are 133 million tonnes at an average grade of 0.058% Mo. Inferred resources are 16 million tonnes at an average grade of 0.053% Mo.

Class	Cut-off Mo%	Tonnes	MO %	Contained Mo lb
Measured	> 0.04	78,200,000	0.065	112,500,000
Indicated	> 0.04	132,800,000	0.058	170,300,000
Measured + Indicated	> 0.04	211,000,000	0.061	282,800,000
Inferred	> 0.04	16,200,000	0.053	19,100,000
The new mineral resource estimates at the Endako Mine were estimated by Greg Mosher, P.Geo., of Wardrop, a qualified person as defined in National Instrument 43-101, using industry standard three-dimensional block modeling software with Mo grades estimated using inverse distance weighted to the second power. Blocks that were within one bench height of the current pit bottom were classified as measured mineral resource, blocks that contained at least 8 composites within 100 feet were classified as indicated mineral resource and all other interpolated blocks were classified as inferred mineral resource. Mr. Mosher has reviewed and consented to the disclosure of resource information in this material change report.
A previous resource estimate was provided by Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”) in a Technical Report on the Endako Mine filed at SEDAR

(www.sedar.com) on September 8, 2006. The SWRPA estimate was prepared by Richard E. Routledge, M.Sc., Applied, P.Geo., Consulting Geologist with SWRPA, and John T. Postle, P.Eng., Consulting Mining Engineer with SWRPA, who are qualified persons under National Instrument 43-101. Using a cut-off grade of 0.04% Mo, SWRPA estimated indicated resources at the Endako Mine of 51.8 million tonnes at an average Mo grade of 0.07% and contained Mo of 80.4 million pounds as of September 30, 2005. SWRPA’s estimate, which included only in-pit resources, is not strictly comparable with the Wardrop estimate announced on April 16th because the Wardrop estimate represents a broader estimation that includes additional diamond drilling data from areas surrounding the current Endako, East Denak and West Denak pits as well as block modeled resources to depth below the pits.
Wardrop will now proceed with an estimation of mineral reserves and detailed pit design as part of a new mine plan at Endako, incorporating updated operating costs and a long-term Mo price assumption of US$10 per pound. The previous reserves estimates and existing mine plan extending to 2013 assumed a long-term Mo price of US$3.50 per pound.
As part of its review, Wardrop is examining the feasibility of constructing a super-pit, unifying the three existing pits into a large single pit, and of increasing mine production to 50,000 tonnes per day from approximately 30,000 tonnes per day, with a proportionate increase in roasting capacity.
In 2007, Blue Pearl estimates that the Endako Mine, which includes a mill and roasting facility, will produce 11.3 million pounds of Mo (8.5 million pounds to Blue Pearl’s account). In 2008, Blue Pearl expects production to increase to 13.3 million pounds of Mo (10 million pounds to Blue Pearl’s account).
     Cautionary Note Regarding Forward-Looking Statements
This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information, contact Ian McDonald, Executive Chairman of Blue Pearl at (416) 860-1438.
9.	Date of Report
April 26, 2007